  Exhibit 99.1

COMPLEXITY GAMING, A GAMESQUARE COMPANY, LAUNCHES COMPLEXITY STARS, THE WORLD’S FIRST GAMING DIVISION FOR CELEBRITIES AND PROFESSIONAL ATHLETES

J.R. Smith, Allisha Gray, Max Holloway, Sean O’Malley, Megan Anderson, Leonard Fournette, Ronnie Stanley, and Edwin Rios Join Complexity Stars

TORONTO, ON / ACCESSWIRE / November 30, 2021 / Complexity Gaming, a GameSquare Esports company and one of North America’s longest standing and most successful esports organizations, today launched Complexity Stars, an exciting initiative that brings together gaming, esports, professional athletes and celebrities. Complexity Stars is the home of elite athletes and celebrities to elevate their profiles within esports and gaming through tournaments, content creation, and collaborations with Complexity players and streamers. Complexity Stars will debut with a roster of star athletes from the NBA, WNBA, UFC, NFL, and MLB.

"We are launching Complexity Stars with huge names in sports and entertainment,” said Justin Kenna, CEO of GameSquare Esports. “Complexity Stars provides a platform for professional athletes and celebrities to connect with gamers in an authentic way. We are excited to launch Complexity Stars with its founding members and we look forward to adding more athlete and celebrity gamers to build the platform. Gaming is the core of Complexity Stars and an incredibly engaging way to connect gamers, athletes, and celebrities, authentically.”

Complexity will curate customized strategies for Complexity Stars athletes to amplify their brand in the gaming community and engage the next generation of sports fans through:
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Tournaments: Complexity will organize crossover competitions, esports tournaments, and other activations to create impactful brand integration opportunities;
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Content Creation: Athletes can easily livestream and create compelling content distributed across social channels to connect with gaming and sports fans;
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Brand Partnerships: Complexity will connect sponsors, create branded content and develop additional opportunities for brands to connect with fans.

Complexity Stars is launching with top tier athletes and expects to add musicians, celebrities, and additional professional athletes to the Complexity Stars team. Complexity Stars’ diverse roster of athletes includes former NBA guard J.R. Smith; Olympic gold medalist and WNBA Dallas Wings shooting guard Allisha Gray; UFC fighters Sean O’Malley, Max Holloway, and Megan Anderson; Tampa Bay Buccaneers running back Leonard Fournette and Baltimore Ravens offensive tackle Ronnie Stanley; and Los Angeles Dodgers infielder Edwin Rios.

“Complexity Stars is an incredible gaming division where sports, entertainment, and gaming come together,” said Duane “Zeno” Jackson, GameSquare Head of Talent and Special Projects. “There are amazing opportunities to collaborate with global talent through compelling content and tournaments that appeal to brands seeking to connect with the large, affluent, and growing gaming audience.”

Complexity Stars is supported by the GameSquare family of companies which bring deep expertise in digital media, marketing, and influencer representation in the United States and Europe. Cut+Sew, Zoned, the Gaming Community Network, and Code Red will help to elevate Complexity Stars as a global gaming division for athletes, entertainers, and celebrities.

To learn more about Complexity Stars and its roster, please visit complexity.gg and follow @Complexity on Twitter and @ComplexityGaming Instagram.

About GameSquare Esports Inc.

GameSquare Esports Inc. is an international gaming and esports company headquartered in Toronto, Canada. The Company is seeking to acquire additional assets and entities serving the gaming and esports markets and, more broadly, in sports and entertainment. GameSquare owns a portfolio of companies including Code Red Esports Ltd., an esports talent agency serving the UK, Reciprocity Corp. (“Reciprocity”), which provides the Company access to Asia, Latin America and North America, NextGen Tech, LLC (dba as Complexity Gaming), a leading esports organization operating in the United States, and, most recently, Swingman LLC (dba Cut+Sew and Zoned), a gaming and lifestyle marketing agency based in Los Angeles, USA. Reciprocity’s gaming and esports assets include: a CrossFire franchise in China that it owns with its partner LGD Gaming, a 40% interest in a League of Legends team that competes in Latin America, and its wholly owned subsidiary corporation, GCN, a digital media company focusing on the gaming and esports audience based in Los Angeles, USA.

About Complexity Gaming
Complexity Gaming, a GameSquare Esports Inc. (CSE:GSQ)(FRA:29Q1) company, is one of North America’s longest-standing and most successful esports organizations. The esports organization is led by Founder and CEO Jason Lake, considered by many to be one of the founding fathers of esports in North America. Complexity’s esports teams have won more than 140 championships in nearly 30 game titles over its 15+ year history. Staunchly committed to passion, professionalism, and a player-first mentality, Complexity has been continuously recognized as a global leader in modern esports. For more information on Complexity, visit http://Complexity.gg and follow the organization on Twitter, Instagram, YouTube, TikTok and Facebook.

Investor Relations

For further information, please contact Nikhil Thadani, Investor Relations for GameSquare Esports Inc.:

Kevin Wright, President
Phone: (647) 670-2500

Nikhil Thadani
Email: IR@gamesquare.com
Phone: (647) 670-2500

Media and Press

JSA Strategies
Email: press@complexity.gg

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the business and operations of the Company and its subsidiaries and the Company's expectations regarding trading and listing of its shares. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties as well as regulatory requirements and delays. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the Canadian Securities Exchange (“CSE”) nor its Market Regulator (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release